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                                                                    EXHIBIT 99.1

The reporting person also engaged in the following transactions:

1. On July 28, 2004, the reporting person disposed of 4,700 shares of common stock of the issuer in a market transaction at $0.47 per share. Immediately following this transaction, the reporting person indirectly held(1) 7,327,237 shares of common stock of the issuer. The transaction code for this disposition is "S".

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(1) The shares are directly owned by Burns Philp Microbiology Pty Limited, which is a wholly owned subsidiary of Burns Philp Investments Pty Limited, which is a wholly owned subsidiary of Burns, Philp & Company Limited ("Burns Philp"). Burns Philp is an indirect beneficial owner of the shares.